FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-171751), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

As of February 24, 2011

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

46a, Avenue John F. Kennedy

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                            Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2010 fourth quarter and annual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

 1-888-300-5432

www.tenaris.com

Tenaris Announces 2010 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, February 23, 2011. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2010 with comparison to its results for the fourth quarter and year ended December 31, 2009.

Summary of 2010 Fourth Quarter Results

(Comparison with third quarter of 2010 and fourth quarter of 2009)

	Q4 2010	Q3 2010		Q4 2009
Net sales (US$ million)	2,063.9	2,027.2	2%	1,847.2	12%
Operating income (US$ million)	453.8	405.1	12%	330.6	37%
Net income (US$ million)	321.2	302.7	6%	240.8	33%
Shareholders’ net income (US$ million)	320.9	304.8	5%	222.4	44%
Earnings per ADS (US$)	0.54	0.52	5%	0.38	44%
Earnings per share (US$)	0.27	0.26	5%	0.19	44%
EBITDA* (US$ million)	515.5	531.1	(3%)	459.6	12%
EBITDA margin (% of net sales)	25%	26%		25%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Our sales in the fourth quarter rose 2% sequentially reflecting a limited recovery in shipments in our Projects operating segment. Shipments and sales in our Tubes operating segment declined by 1% sequentially but recorded significant year on year increases, primarily reflecting higher demand in the USA and Canada. Operating income, which included an impairment reversal of $67.3 million at our Canadian welded operations, rose 12% on a sequential basis and 37% year on year. Our net cash position (total financial debt less cash and other current investments) declined by US$195.5 million to US$275.6 million at the end of the quarter, following investments of US$286.1 million in capital expenditures, an increase of US$152.7 million in working capital and the payment of an interim dividend of US$153.5 million.

Summary of 2010 Annual Results

	FY 2010	FY 2009	Increase/(Decrease)
Net sales (US$ million)	7,711.6	8,149.3	(5%)
Operating income (US$ million)	1,573.5	1,813.6	(13%)
Net income (US$ million)	1,141.0	1,207.6	(6%)
Shareholders’ net income (US$ million)	1,127.4	1,161.6	(3%)
Earnings per ADS (US$)	1.91	1.97	(3%)
Earnings per share (US$)	0.95	0.98	(3%)
EBITDA* (US$ million)	2,013.2	2,318.4	(13%)
EBITDA margin (% of net sales)	26%	28%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

In 2010, shipments in our Tubes operating segment rose 27% year on year led by a recovery in demand from the USA, Canada and Argentina. Net sales, however, were flat and our Tubes operating income declined reflecting lower prices and a mix with a higher proportion of welded and API products. Shipments, sales and operating income from our Projects operating segment declined heavily reflecting a strong slowdown in pipeline projects in South America. Our net cash position declined by US$400.2 million to US$275.6 million at the end of the year, following substantial investments in capital expenditures amounting to US$847.3 million and an increase in working capital of US$644.0 million. Dividends paid during the year amounted to US$401 million.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on June 1, 2011, the payment of an annual dividend of US$0.34 per share (US$0.68 per ADS), or approximately US$401 million, which includes the interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million, paid in November, 2010. If the annual dividend is approved by the shareholders, a dividend of US$0.21 per share (US$0.42 per ADS), or approximately US$248 million will be paid on June 23, 2011, with an ex-dividend date of June 20, 2011.

Market Background and Outlook

In 2010, global drilling activity recovered led by substantially higher oil drilling activity in the USA and Canada. US gas drilling activity also increased driven by investments in shale and liquid rich plays and production from shale gas reached 23% of total US natural gas production in 2010. In the rest of the world, activity increased in most markets reflecting increased demand for energy, stable oil prices at attractive levels and investment in regional gas developments The international rig count, as published by Baker Hughes, surpassed pre-crisis levels in the third quarter and has continued to climb steadily since then.

We expect that drilling activity will continue to grow in 2011 led by increased exploration activity in Eastern Hemisphere markets, more thermal wells in Canada and higher activity in Iraq.

We estimate that apparent demand for OCTG rose 30% in 2010 compared to 2009 with the most significant increases occurring in the USA, Canada and Russia.  In 2011, we expect that demand will grow further with increases occurring in most markets. We also expect that growth in demand for premium products will be higher than that for API products.

We expect that our sales will grow in all our geographical regions in 2011 and that our sales of line pipe, power generation and industrial products will increase as well as those of our OCTG products. Sales in our Projects and Others operating segments are also expected to increase. Although our selling prices are expected to rise, these increases are likely to be initially offset by increases in raw material and other costs. Accordingly, we expect that our sales and operating income will increase in 2011, compared to 2010.

Analysis of 2010 Fourth Quarter Results

Sales volume (metric tons)	Q4 2010	Q3 2010		Q4 2009
Tubes – Seamless	555,000	581,000	(4%)	487,000	14%
Tubes – Welded	221,000	205,000	8%	104,000	113%
Tubes – Total	776,000	786,000	(1%)	591,000	31%
Projects – Welded	65,000	39,000	67%	63,000	3%
Total	841,000	825,000	2%	654,000	29%

Tubes	Q4 2010	Q3 2010		Q4 2009
(Net sales - $ million)
North America	860.2	848.7	1%	563.8	53%
South America	271.2	320.7	(15%)	261.8	4%
Europe	206.3	161.5	28%	167.1	23%
Middle East & Africa	299.6	338.6	(12%)	414.2	(28%)
Far East & Oceania	121.8	116.0	5%	93.8	30%
Total net sales ($ million)	1,759.1	1,785.5	(1%)	1,500.6	17%
Cost of sales (% of sales)	60%	61%		61%
Operating income* ($ million)	401.0	367.6	9%	264.7	51%
Operating income (% of sales)	23%	21%		18%

*Operating income includes impairment reversals of US$67.3 million in Q4 2010

Net sales of tubular products and services decreased 1% sequentially due to a decrease in shipments volumes. Year on year, sales increased 17%, as a 31% increase in volumes was partially offset by an 11% decrease in average selling prices. In North America, sales rose sequentially as stable shipments in the USA and Mexico and higher shipments in Canada offset the effect of a less favourable product mix. In South America, sales on a sequential basis were affected by lower shipments to Venezuela. In Europe, sales increased sequentially due to higher demand for mechanical pipe and increased shipments of OCTG products in Romania. In the Middle East and Africa, sales declined sequentially due primarily to lower shipments of line pipe products.

Projects	Q4 2010	Q3 2010		Q4 2009
Net sales ($ million)	146.2	95.3	53%	221.2	(34%)
Cost of sales (% of sales)	69%	66%		69%
Operating income ($ million)	23.6	12.6	87%	54.6	(57%)
Operating income (% of sales)	16%	13%		25%

Net sales of Projects amounted to US$146.2 million in the fourth quarter of 2010, 53% higher than the third quarter but 34% lower compared to the fourth quarter of 2009. Sequentially, revenues and operating income increased driven by the recovery in shipment volumes.

Others	Q4 2010	Q3 2010		Q4 2009
Net sales ($ million)	158.6	146.4	8%	125.5	26%
Cost of sales (% of sales)	72%	72%		76%
Operating income ($ million)	29.3	24.8	18%	11.3	159%
Operating income (% of sales)	18%	17%		9%

Net sales of other products and services amounted to US$158.6 million in the fourth quarter of 2010, 8% higher sequentially and 26% higher compared to the fourth quarter of 2009. The sequential increase in sales was mainly due to higher sales at our Brazilian industrial equipment business.

Selling, general and administrative expenses, or SG&A, amounted to 19.7% of net sales, equal to the fourth quarter of 2009, but higher than the 18.3% corresponding to the third quarter of 2010. Sequentially, SG&A increased mainly due to seasonal end-of-year charges and to the effect of foreign exchange currencies on fixed and semi-fixed expenses.

Other operating income (expense) amounted to a net gain of US$74.8 million in the fourth quarter of 2010, including a gain of US$67.3 million from the reversal of an impairment at our Canadian welded operations. We reversed the impairment registered in 2008, corresponding to Prudential’s customer relationships, as our expectations for the economic and competitive conditions of the Canadian oil and gas market have improved compared to those foreseen at the end of 2008.

Net interest expenses amounted to US$4.8 million in the fourth quarter of 2010, compared to a net interest income of US$4.0 million in the previous quarter and to net interest expenses of US$16.1 million in the same period of 2009. Sequentially, interest income decreased from US$14.0 million to US$7.4 million, mainly due to lower gains on fair value valuation of investments.

Other financial results generated a loss of US$5.4 million during the fourth quarter of 2010, compared to a loss of US$16.2 million during the third quarter of 2010 and a gain of US$3.4 million in the same period of 2009. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$11.7 million in the fourth quarter of 2010, compared to a gain of US$15.6 million in the previous quarter and of US$18.8 million in the same period of 2009. These results mainly derived from our equity investment in Ternium.

Income tax charges totalled US$134.2 million in the fourth quarter of 2010, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to 27% in the previous quarter and 30% in the same period of 2009.

Income attributable to non-controlling interests amounted to US$0.3 million in the fourth quarter of 2010, compared to losses attributable to non-controlling interests of US$2.1 million in the previous quarter and gains attributable to non-controlling interests of US$18.4 million in the fourth quarter of 2009. These results are mainly derived from non-controlling interests at our Brazilian subsidiary, Confab, and at our Japanese subsidiary, NKKTubes.

Cash Flow and Liquidity of 2010 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2010 was US$253.8 million, compared to US$122.1 million in the previous quarter and US$417.0 million in the fourth quarter of 2009. Working capital increased by US$152.7 million during the fourth quarter of 2010 ( mainly due to an increase in inventories), compared to an increase of US$427.9 million in the previous quarter and a decrease of US$202.4 million in the fourth quarter of 2009.

Capital expenditures amounted to US$286.1 million for the fourth quarter of 2010, compared to US$212.8 million in the previous quarter and US$133.1 million in the fourth quarter of 2009. The increase in the capital expenditures throughout the year is mainly attributable to the construction of the new small diameter rolling mill at our Veracruz facility in Mexico.

During the quarter, our net cash position (total financial debt less cash and other current investments) declined by US$195.5 million to US$275.6 million at the end of the quarter, following investments of US$286.1 million in capital expenditures, an increase of US$152.7 million in working capital and the payment of an interim dividend of US$153.5 million.

Analysis of 2010 Annual Results

Sales volume (metric tons)	FY 2010	FY 2009	Increase/(Decrease)
Tubes – Seamless	2,206,000	1,970,000	12%
Tubes – Welded	744,000	346,000	115%
Tubes – Total	2,950,000	2,316,000	27%
Projects – Welded	170,000	334,000	(49%)
Total – Tubes + Projects	3,120,000	2,650,000	18%

Tubes	FY 2010	FY 2009	Increase/(Decrease)
Net sales ($ million)
- North America	3,121.7	2,756.1	13%
- South America	1,110.1	981.9	13%
- Europe	746.6	828.8	(10%)
- Middle East & Africa	1,263.6	1,622.6	(22%)
- Far East & Oceania	434.4	481.5	(10%)
Total net sales	6,676.4	6,670.9	0%
Cost of sales (% of sales)	60%	57%
Operating income ($ million)	1,403.3	1,576.8	(11%)
Operating income (% of sales)	21%	24%

Net sales of tubular products and services amounted to US$6,676.4 million in 2010, compared to US$6,670.9 million in 2009, as a 27% increase in shipment volumes was offset by lower average selling prices. In North America, higher drilling activity in the USA and Canada and a reduction in US OCTG inventory to more normal level by the end of the first quarter of 2010 led to significantly higher shipments partially offset by lower demand in Mexico but prices were at lower levels than in 2009. In South America, higher drilling activity and overall demand in Argentina and Colombia more than offset a decline in pipe prices. In Europe, lower sales prices and lower demand in the North Sea region more than offset higher shipments of mechanical pipe products. In the Middle East and Africa, although shipments of OCTG products remained stable, sales were affected by lower shipments of line pipe products and lower selling prices. In the Far East and Oceania, sales declined due to lower average selling prices.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 57% to 60%, as the reduction in costs of sales did not completely offset the reduction in average selling prices.

Operating income from tubular products and services, decreased 11% to US$1,403.3 million in 2010, from US$1,576.8 million in 2009, (in 2010 operating income included a gain of US$67.3 million from the reversal of an impairment registered in 2008, on Prudential’s customer relationships), as a 27% increase in shipments volumes was offset by the decrease in gross margin.

Projects	FY 2010	FY 2009	Increase/(Decrease)
Net sales ($ million)	428.8	986.5	(57%)
Cost of sales (% of sales)	67%	71%
Operating income ($ million)	63.7	208.6	(69%)
Operating income (% of sales)	15%	21%

Net sales of Projects decreased 57% to US$428.8 million in 2010, compared to US$986.5 million in 2009, reflecting a sharp decrease in shipments to gas and other pipeline projects in South America.

Operating income from Projects decreased 69% to US$63.7 million in 2010, from US$208.6 million in 2009, due to the decrease in net sales and a lower operating margin due to the effect of fixed and semi-fixed general and administrative expenses on lower sales, including the effect of the revaluation of the Brazilian real against the U.S. dollar.

Others	FY 2010	FY 2009	Increase/(Decrease)
Net sales ($ million)	606.4	491.8	23%
Cost of sales (% of net sales)	72%	79%
Operating income ($ million)	106.5	28.1	279%
Operating income (% of sales)	18%	6%

Net sales of other products and services increased 23% to US$606.4 million in 2010, compared to US$491.8 million in 2009, mainly due to higher sales of sucker rods, welded pipes for electric conduits and industrial equipment .

Operating income from other products and services, increased 279% to US$106.5 million in 2010, from US$28.1 million in 2009, due to the increase in net sales and the improvement in margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.7% in 2010 compared to 18.1% in 2009, mainly due to the effect of foreign exchange currencies on fixed and semi-fixed expenses. In absolute terms SG&A increased US$42.1 million to US$1,515.9 million in 2010, from US$1,473.8 million in 2009, mainly due to higher labor costs affected by the effect of foreign exchange currencies.

Other operating income and expenses resulted in net income of US$78.6 million in 2010, compared to a net income of US$3.0 million in 2009. In 2010, we recorded a gain of US$67.3 million from the reversal of an impairment at our Canadian welded operations. We reversed the impairment registered in 2008, corresponding to Prudential’s customer relationships, as our expectations for the economic and competitive conditions of the Canadian oil and gas market have improved compared to those foreseen at the end of 2008.

Net interest expenses totalled US$31.2 million in 2010, compared to net interest expenses of US$87.5 million in 2009, reflecting the change in our net debt position to a net cash position and lower interest rates.

Other financial results generated a loss of US$21.3 million in 2010, compared to a loss of US$64.2 million during 2009. These results largely reflect losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$70.1 million in 2010, compared to a gain of US$87.0 million in 2009. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$450.0 million in 2010, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to US$513.2 million in 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Result for discontinued operations amounted to a loss of US$28.1 million in 2009, relating to the discontinuation of Tavsa and Matesi’s operations, while there were no results for discontinued operations in 2010.

Net income decreased to US$1,141.0 million in 2010, compared to US$1,207.6 million in 2009, mainly reflecting lower operating results, better financial results and lower income taxes.

Income attributable to equity holders was US$1,127.4 million, or US$0.95 per share (US$1.91 per ADS), in 2010, compared to US$1,161.6 million, or US$0.98 per share (US$1.97 per ADS) in 2009.

Income attributable to non-controlling interest was US$13.7 million in 2010, compared to US$46.0 million in 2009, mainly reflecting lower results at our Brazilian subsidiary, Confab, and losses at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2010

Net cash provided by operations during 2010 was US$870.8 million, compared to US$3,063.9 million during 2009. Working capital increased by US$644.0 million during 2010, compared with a decrease of US$1,737.3 million in 2009, reflecting the positive change in the levels of activity.

Capital expenditures amounted to US$847.3 million in 2010, compared to US$460.9 million in 2009. The increase in the capital expenditures is mainly attributable to the construction of the new small diameter rolling mill at our Veracruz facility in Mexico.

Dividends paid, including dividends paid to minority shareholders in subsidiaries, amounted to US$433.3 million in 2010, of which US$248 million were paid to equity holders in respect of the 2009 fiscal year, while US$153 million were paid to equity holders in November 2010, as an interim dividend in respect of the dividend corresponding to the 2010 fiscal year. This compares to US$553.7 million paid in 2009, of which US$354 million were paid to equity holders in respect of the 2008 fiscal year, while US$153 million were paid to equity holders in November 2009, as an interim dividend for the 2009 fiscal year.

During 2010, total financial debt decreased by US$202.3 million to US$1,244.5 million at December 31, 2010 from US$1,446.8 million at December 31, 2009. Liquidity (cash and cash equivalents and other current investments) decreased by US$602.4 million to US$1,520.1 million at December 31, 2010 from US$2,122.5 million at December 31, 2009. Net cash during 2010 decreased by US$400.2 million to US$275.6 million at December 31, 2010, from US$675.7 million at December 31, 2009.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Continuing operations
Net sales	2,063,873	1,847,213	7,711,598	8,149,320
Cost of sales	(1,277,755)	(1,156,550)	(4,700,810)	(4,864,922)
Gross profit	786,118	690,663	3,010,788	3,284,398
Selling, general and administrative expenses	(407,072)	(363,551)	(1,515,870)	(1,473,791)
Other operating income (expenses)	74,772	3,504	78,629	3,000
Operating income	453,818	330,616	1,573,547	1,813,607
Interest income	7,387	7,659	32,855	30,831
Interest expense	(12,142)	(23,712)	(64,103)	(118,301)
Other financial results	(5,405)	3,413	(21,305)	(64,230)
Income before equity in earnings of associated companies and income tax	443,658	317,976	1,520,994	1,661,907
Equity in earnings of associated companies	11,668	18,812	70,057	87,041
Income before income tax	455,326	336,788	1,591,051	1,748,948
Income tax	(134,166)	(96,036)	(450,004)	(513,211)
Income for continuing operations	321,160	240,752	1,141,047	1,235,737

Discontinued operations
Result for discontinued operations	-	-	-	(28,138)

Income for the Year	321,160	240,752	1,141,047	1,207,599

Attributable to:
Equity holders of the Company	320,908	222,367	1,127,367	1,161,555
Non-controlling interests	252	18,385	13,680	46,044
	321,160	240,752	1,141,047	1,207,599

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2010		At December 31, 2009

ASSETS
Non-current assets
Property, plant and equipment, net	3,780,580		3,254,587
Intangible assets, net	3,581,816		3,670,920
Investments in associated companies	671,855		602,572
Other investments	43,592		34,167
Deferred tax assets	210,523		197,603
Receivables	120,429	8,408,795	101,618	7,861,467

Current assets
Inventories	2,460,384		1,687,059
Receivables and prepayments	282,536		220,124
Current tax assets	249,317		260,280
Trade receivables	1,421,642		1,310,302
Available for sale assets	21,572		21,572
Other investments	676,224		579,675
Cash and cash equivalents	843,861	5,955,536	1,542,829	5,621,841
Total assets		14,364,331		13,483,308

EQUITY
Capital and reserves attributable to the Company’s equity holders		9,902,359		9,092,164
Non-controlling interests		648,221		628,672
Total equity		10,550,580		9,720,836

LIABILITIES
Non-current liabilities
Borrowings	220,570		655,181
Deferred tax liabilities	934,226		860,787
Other liabilities	193,209		192,467
Provisions	83,922		80,755
Trade payables	3,278	1,435,205	2,812	1,792,002

Current liabilities
Borrowings	1,023,926		791,583
Current tax liabilities	207,652		306,539
Other liabilities	233,590		192,190
Provisions	25,101		28,632
Customer advances	70,051		95,107
Trade payables	818,226	2,378,546	556,419	1,970,470
Total liabilities		3,813,751		3,762,472

Total equity and liabilities		14,364,331		13,483,308

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2010	2009

Cash flows from operating activities
Income for the year	321,160	240,752	1,141,047	1,207,599
Adjustments for:
Depreciation and amortization	129,012	129,014	506,902	504,864
Income tax accruals less payments	9,563	(112,655)	(57,979)	(458,086)
Equity in earnings of associated companies	(11,172)	(18,812)	(70,057)	(86,179)
Interest accruals less payments, net	(2,613)	(6,210)	17,700	(24,167)
Changes in provisions	(5,644)	(11,294)	(364)	(7,268)
Impairment reversal	(67,293)	-	(67,293)	-
Changes in working capital	(152,658)	202,400	(644,050)	1,737,348
Other, including currency translation adjustment	33,484	(6,233)	44,914	189,837
Net cash provided by operating activities	253,839	416,962	870,820	3,063,948

Cash flows from investing activities
Capital expenditures	(286,098)	(133,132)	(847,316)	(460,927)
Acquisitions of subsidiaries and associated companies	(302)	(20)	(302)	(64,029)

Proceeds from disposal of property, plant and equipment and intangible assets	2,329	4,306	9,290	16,310
Dividends and distributions received from associated companies	302	2,517	14,034	11,420

Investments in short terms securities	(34,226)	(50,814)	(96,549)	(533,812)

Net cash used in investing activities	(317,995)	(177,143)	(920,843)	(1,031,038)

Cash flows from financing activities
Acquisitions of non-controlling interests	(57)	-	(3,018)	(9,555)
Dividends paid	(153,470)	(153,470)	(401,383)	(507,631)
Dividends paid to non-controlling interest in subsidiaries	(12,862)	(13,388)	(31,881)	(46,086)
Proceeds from borrowings	277,890	121,742	647,608	631,544
Repayments of borrowings	(129,053)	(392,752)	(862,921)	(2,096,925)
Net cash used in financing activities	(17,552)	(437,868)	(651,595)	(2,028,653)
(Decrease) increase in cash and cash equivalents	(81,708)	(198,049)	(701,618)	4,257

Movement in cash and cash equivalents
At the beginning of the period	900,769	1,733,420	1,528,707	1,525,022
Effect of exchange rate changes	1,104	(6,664)	(6,924)	9,124
Decrease in cash due to deconsolidation	-	-	-	(9,696)
(Decrease) increase in cash and cash equivalents	(81,708)	(198,049)	(701,618)	4,257
At December 31,	820,165	1,528,707	820,165	1,528,707

Cash and cash equivalents	At December 31,		At December 31,
	2010	2009	2010	2009
Cash at banks, liquidity funds and short-term investments	843,861	1,542,829	843,861	1,542,829
Bank overdrafts	(23,696)	(14,122)	(23,696)	(14,122)

	820,165	1,528,707	820,165	1,528,707